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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                   --------------------------------


                            SCHEDULE 14D-9
                          (AMENDMENT  NO. 9)

                 SOLICITATION/RECOMMENDATION STATEMENT

                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934

                   --------------------------------

                            ITT CORPORATION

                       (Name of Subject Company)

                   --------------------------------

                            ITT CORPORATION

                 (Name of Person(s) Filing Statement)

                   --------------------------------

                      COMMON STOCK, NO PAR VALUE
(INCLUDING THE ASSOCIATED SERIES A PARTICIPATING CUMULATIVE PREFERRED STOCK
                              PURCHASE RIGHTS)
                    (Title of Class of Securities)

                              450912 10 0
                 (CUSIP Number of Class of Securities)

                   --------------------------------

                         RICHARD S. WARD, ESQ.
                       EXECUTIVE VICE PRESIDENT,
                GENERAL COUNSEL AND CORPORATE SECRETARY
                            ITT CORPORATION
                      1330 AVENUE OF THE AMERICAS
                        NEW YORK, NY 10019-5490
                            (212) 258-1000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            WITH A COPY TO:

                        PHILIP A. GELSTON, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                        New York, NY 10019-7475
                            (212) 474-1000

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                             INTRODUCTION

         The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         The response to Item 8 is hereby amended by adding the following after the final paragraph of Item 8:

         On April 21, 1997, the Honorable Philip M. Pro issued an order denying the Hilton Annual Meeting Motion, pursuant to which Hilton sought to require the Company to hold its annual meeting in May 1997. A copy of the order is filed as
Exhibit 53 hereto and is incorporated herein by reference.


ITEM 9. EXHIBITS.

         The response to Item 9 is hereby amended by adding the following new exhibit:

53.      Order of the Honorable Philip M. Pro dated April 21, 1997.


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                               SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                   ITT CORPORATION



                   By   /s/ RICHARD S. WARD
                      ---------------------------------
                      Name: Richard S. Ward
                      Title: Executive Vice President,
                             General Counsel and
                             Corporate Secretary


Dated as of April 22, 1997

                                   2
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                             EXHIBIT INDEX

Exhibit  Description                                                 Page No.
-------  -----------                                                 --------
(53)     Order of the Honorable Philip M. Pro dated April 21, 1997.